February 23, 2021

BY ELECTRONIC SUBMISSION

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Subject:    BlackBerry Ltd.
Form 10-K for the Fiscal Year Ended February 29, 2020
Filed April 7, 2020
Form 10-Q for Quarterly Periods Ended November 30, 2020
Filed December 18, 2020
File No. 001-38232

Dear Sir or Madam:

This letter is in response to the comment letter, dated January 26, 2021, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to Mr. Steve Rai, Chief Financial Officer of BlackBerry Limited (“BlackBerry”, or the "Company"). References to “BlackBerry” or the "Company" also include, where applicable, any subsidiaries of BlackBerry.

COMMENT:

Form 10-K for Fiscal Year Ended February 29, 2020

Management Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 32

1. We note your purchase accounting adjustments related to "Software deferred revenue acquired," and "Software deferred commission expense acquired," in many of your adjusted non-GAAP measures, including adjusted revenue, adjusted net income and adjusted EBITDA. Considering your deferred revenue and commission expense were adjusted to fair value at the time of acquisition pursuant to GAAP, these non-GAAP adjustments intended to eliminate the impact of purchase accounting substitute individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance of Question 100.04 of the Division's Non-GAAP C&DIs and Rule 100(b) of Regulation G when presenting these measures.

Response:
The Company considered numerous factors in determining that disclosing a non-GAAP adjustment for Software deferred revenue acquired and Software deferred commission expense acquired would be useful to investors and provide better comparability to its past, current, and future results.

First, the Company considered (a) the potential for variability in revenue and expenses to be overstated when there has been no change in the underlying economics of its acquired contracts and business, and (b) the potential for variability in its revenue and expenses to be understated despite changes in the underlying economics of acquired contracts and business. For example, the Company considered a contract that before the acquisition would have resulted in $100 in revenue for the fiscal year, but post-acquisition resulted in $25 in revenue for the fiscal year due to the acquired deferred revenue being measured at fair value, as per the application of Accounting Standards Codification 805-20-30-1. As the nature of much of the Company’s business and its acquired businesses involves the renewal of subscription contracts on a regular basis, if this contract were to then be renewed it would result in $100 in revenue in the renewal year (a 400% increase) despite no change in the Company’s underlying business with the customer. Correspondingly, if the Company were unable to renew the contract and lose the customer, the negative impact to revenue would appear to be only $25 despite having lost a customer and $100 in revenue in the renewal year, associated with the contract’s historical value. The same issue also was identified with regards to the contract assets associated with deferred commissions, which are also measured at fair value upon acquisition (generally $0) and the associated commissions expense does not appear prior to renewal. In the above example, upon renewal of the historical contract there would be an increase in expenses associated with commissions expense where there were none before, despite no change in ongoing business.

Second, the Company considered others within its industry and found that similar adjustments were common in what the Company considers its peer group. As the Company regularly is compared against others within its industry, it felt that providing this adjustment would serve to facilitate that comparison.

Third, the Company considered that based upon its interactions with investors, financial analysts regularly seek information regarding Software deferred revenue acquired and Software deferred commission expense for modelling purposes. The Company found this consistent with comments made by the Investor Advisory Committee of the Financial Accounting Standards Board in its November 12, 2019 meeting where members noted that the requirement to measure deferred revenue at fair value is not useful, reduces comparability between periods, and is usually unwound in their analyses. Rather than provide this information only on request, the Company determined that it should provide it transparently within its public disclosures to facilitate comparability.

With regards to Question 100.04 of the Division's Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G, for the above reasons the Company did not view this adjustment as misleading. Further, if the Company did not disclose the metrics of disclosing Software deferred revenue acquired and Software deferred commission expense acquired, its results could be less useful to investors since, as noted in the example above, a renewal for software and support services at the same price and term as the original acquired contract would show as an increase in revenue period over period, despite no underlying change in contract economics.

The Company’s externally provided outlook for its fiscal 2021 results as well as market consensus estimates for fiscal 2021 results include the effect of Software deferred revenue acquired and Software deferred commission expense acquired. However, as a result of the declining quantitative impact of these adjustments as they trend to zero due to the time elapsed since its acquisitions, the Company plans to discontinue its usage of the Software deferred revenue acquired and Software deferred commission expense acquired adjustments beginning in its upcoming fiscal year beginning on March 1, 2021 and ending on February 28, 2022.

COMMENT:

Form 10-Q for Quarterly Periods Ended November 30, 2020

Note 3. Fair Value Measurements, Cash, Cash Equivalents and Investments, Goodwill Impairment, Page 15

2. We note you recorded a $594 million goodwill impairment charge related to the BlackBerry Spark reporting unit during the quarter ended May 31, 2020. To provide investors with information to better assess the probability of future goodwill impairment charges, please disclose, if accurate, that the estimated fair values of the reporting units you quantitatively tested for impairment substantially exceeded their carrying values. For any reporting unit whose estimated fair value did not substantially exceed its carrying value, please provide the following additional disclosures:
•The percentage by which fair value exceeded carrying value at the date of the most recent test;
•The amount of goodwill allocated to the reporting unit;
•A description of key assumptions used and how they were determined;

•A discussion of the degree of uncertainty associated with key assumptions and a sensitivity analysis of the impact of changes in key assumptions; and
•A description of potential events and/or changes in circumstances that could
•reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

Response:

In completing its goodwill impairment test during the quarter ended May 31, 2020, the Company determined that the fair values of its other reporting units substantially exceeded their carrying values, based on these reporting units having ‘cushions’ of greater than 10% and a lack of substantial risk concerning potential future impairment. In its upcoming annual report on Form 10-K, the Company will include a clarification to its disclosures concerning the goodwill impairment charge incurred during fiscal 2021 as follows: “Based on the results of the goodwill impairment test, it was concluded that the carrying value of one reporting unit exceeded its fair value, necessitating an impairment charge for the amount of excess and reducing the carrying value of Goodwill. Consequently, the Company recorded total non-cash goodwill impairment charges of $594 million in the BlackBerry Spark reporting unit (the “Goodwill Impairment Charge”). The estimated fair values of the Company’s other reporting units substantially exceeded their carrying values at May 31, 2021.”

In the event quantitative testing during the Company’s annual goodwill impairment test for its fiscal 2021 indicates a reporting unit’s fair value does not substantially exceed its carrying value, the Company will include the disclosures as per Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 34-48960 as noted in the Staff’s comment.

* * *

In connection with this response letter, BlackBerry acknowledges that BlackBerry and its management are responsible for the accuracy and adequacy of BlackBerry’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We trust that the foregoing adequately responds to the comments of the Staff. Please contact me at (519) 888-7465 with any questions concerning this letter.

Yours truly,

BLACKBERRY LIMITED

/s/ Steve Rai

Steve Rai
Chief Financial Officer

cc:    Randall Cook, Chief Legal Officer & Corporate Secretary
Phil Kurtz, Vice President, Deputy General Counsel & Assistant Corporate Secretary
Paul Feetham, PricewaterhouseCoopers LLP
Carolyn Anthony, PricewaterhouseCoopers LLP
Members of the Audit Committee of the Company’s Board of Directors:
                                Barbara Stymiest, Lisa Disbrow, Laurie Smaldone Alsup, Wayne Wouters